Hongkong Electric Holdings Ltd
香港電燈集團有限公司

44 Kennedy Road, Hong Kong
Telephone: 2843 3111 Telex: HX 73071 Cables: Electric
Facsimile: 2537 1013, 2810 0506 Email: mail@hec.com.hk

Please address correspondence to
PO Box 915, GPO Hong Kong


HONGKONG ELECTRIC GROUP

5th March 2004

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.


04010589

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

Press Announcement regarding final results dated 4th March 2004 together with the Notice of Annual General Meeting

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

Enc.
LW/jh



香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(Incorporated in Hong Kong with limited liability)

2003 ANNUAL RESULTS

AUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST DECEMBER 2003

	Note	2003 HK$ million	2002 HK$ million restated
Turnover		11,250	11,605
Direct costs		(3,915)	(3,728)
		7,335	7,877
Other revenue and net income		1,283	878
Other operating costs		(578)	(513)
Finance costs		(646)	(565)
Operating profit	2	7,394	7,677
Share of results of associates		241	163
Profit before taxation		7,635	7,840
Income tax:	3		
Current		(1,092)	(971)
Deferred		(619)	(233)
		(1,711)	(1,204)
Profit after taxation		5,924	6,636
Scheme of Control transfers From /(To):			
Development Fund		139	(1)
Rate Reduction Reserve		(6)	(11)
		133	(12)
Profit attributable to shareholders			
Local activities		5,620	6,289
Overseas activities		437	335
Total		6,057	6,624
Dividends:			
Interim dividend paid		1,238	1,238
Proposed final dividend		2,412	2,412
		3,650	3,650
Earnings per share	4	$2.84	$3.10
Dividends per share		$1.71	$1.71

Notes:

(1) **Segment Information**

(a) **Business Segments**
For the year ended 31st December

(HK$ million)	Sales of electricity 2003	Sales of electricity 2002 restated	Infrastructure Investments 2003	Infrastructure Investments 2002 restated	Unallocated & Other Items 2003	Unallocated & Other Items 2002 restated	Consolidated 2003	Consolidated 2002 restated
Revenue								
Group turnover	11,199	11,555	—	—	51	50	11,250	11,605
Other revenue	374	21	—	—	112	248	486	269
Segment revenue	11,573	11,576	—	—	163	298	11,736	11,874
Result								
Segment result	7,160	7,389	—	—	83	244	7,243	7,633
Interest income	—	—	783	605	14	4	797	609
Finance costs	(195)	(196)	(451)	(369)	—	—	(646)	(565)
Operating profit	6,965	7,193	332	236	97	248	7,394	7,677
Share of results of associates	—	—	239	158	2	5	241	163
Profit before taxation	6,965	7,193	571	394	99	253	7,635	7,840
Income tax	(1,597)	(1,148)	(113)	(49)	(1)	(7)	(1,711)	(1,204)
Profit after taxation	5,368	6,045	458	345	98	246	5,924	6,636
Scheme of Control transfers	133	(12)	—	—	—	—	133	(12)
Profit attributable to shareholders	5,501	6,033	458	345	98	246	6,057	6,624

(b) **Geographical Segments**
For the year ended 31st December

(HK$ million)	Hong Kong 2003	Hong Kong 2002 restated	Australia 2003	Australia 2002 restated	Unallocated & Other Items 2003	Unallocated & Other Items 2002 restated	Consolidated 2003	Consolidated 2002 restated
Revenue								
Group turnover	11,239	11,583	2	3	9	19	11,250	11,605
Other revenue	485	267	—	—	1	2	486	269
Segment revenue	11,724	11,850	2	3	10	21	11,736	11,874
Result								
Segment result	7,264	7,643	1	1	(22)	(11)	7,243	7,633
Interest income	14	4	783	605	—	—	797	609
Finance costs	(195)	(196)	(451)	(369)	—	—	(646)	(565)
Operating profit	7,083	7,451	333	237	(22)	(11)	7,394	7,677
Share of results of associates	2	5	239	158	—	—	241	163
Profit before taxation	7,085	7,456	572	395	(22)	(11)	7,635	7,840
Income tax	(1,598)	(1,155)	(113)	(49)	—	—	(1,711)	(1,204)
Profit after taxation	5,487	6,301	459	346	(22)	(11)	5,924	6,636
Scheme of Control transfers	133	(12)	—	—	—	—	133	(12)
Profit attributable to shareholders	5,620	6,289	459	346	(22)	(11)	6,057	6,624

(2) **Operating profit**
Operating profit is shown after charging/(crediting):

	2003 (HK$ million)	2002 (HK$ million)
Depreciation	1,777	1,667
Operating lease charges — equipment	28	—
Fixed assets written off	34	27
Net realised and unrealised gains on other investments carried at fair value	(44)	(229)
Net profit on disposal of fixed assets	(351)	—

(3) **Income Tax**

	2003 (HK$ million)	2002 (HK$ million)
Current Tax — Provision for Hong Kong Profits Tax		
The Company and its subsidiaries	1,092	970
Associates	—	1
	1,092	971
Deferred Tax		
Origination and reversal of temporary differences	75	184
Effect of increase in tax rate on deferred tax balances at 1st January	431	—
The Company and its subsidiaries — Hong Kong	506	184
Associates — overseas	113	49
	619	233
Total income tax expenses	1,711	1,204

Hong Kong profits tax has been provided for at the rate of 17.5% (2002: 16%) based on the assessable profit for the year. Overseas taxation has been provided for at the applicable rate on the estimated assessable profit.

(4) The calculation of earnings per share is based on profit attributable to shareholders of HK$6,057 million (2002: HK$6,624 million) and 2,134,261,654 shares in issue throughout the year (2002: 2,134,261,654 shares).

(5) Certain comparative figures have been reclassified to conform to the current year's presentation.

(6) A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Exchange") will be published on both the Company's website (www.hec.com.hk) and the Exchange's website (www.hkex.com.hk) in due course.

Book Closure

The Register of Members will be closed from Thursday, 6th May 2004 to Thursday, 13th May 2004 both days inclusive. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, should be lodged with the Registrars by 4:00 p.m. on Wednesday, 5th May 2004.

CHAIRMAN'S MESSAGE

2003 was an extremely challenging year for our business in Hong Kong. The Severe Acute Respiratory Syndrome (SARS) epidemic had a major negative impact on Hong Kong's economy, our local business, and the livelihood of our customers and this resulted in much lower than expected unit sales growth. In addition, earnings were also adversely affected by an increase in tax charges due to an increase in tax rates and a substantial one-off provision for deferred tax. These adverse factors, neither of which was foreseen when it was decided to freeze tariffs for 2003, were partially offset by our continued success in controlling costs, and improving productivity; combined with strong growth in our Australian operations where increased sales and significant improvements in productivity resulted in earnings above expectations. For the eighth consecutive year we delivered on our core commitment to provide an efficient electricity supply which at 99.999% reliability is among the most reliable in the world.

Results

The Group's audited consolidated net profit after tax for the year ended 31st December 2003 was HK$6,057 million (2002: HK$6,624 million), including profits from the Group's overseas activities of HK$437 million (2002: HK$335 million).

Final Dividend

The Directors will recommend a final dividend of HK$1.13 per share. This, together with the interim dividend of 58 cents per share, will give a total dividend of HK$1.71 per share for the year (2002: HK$1.71).

Hong Kong Operations

The outbreak of SARS in March seriously affected many of our customers, particularly those in the retail, restaurant, hotel and business services sectors. As economic activity stalled, consumption of electricity was naturally affected and normal levels of consumption were not resumed until July/August. As a result, maximum demand remained almost the same at 2,440 MW (2002: 2,436 MW), and unit sales of electricity for 2003 were only 0.4% above that of 2002, but below our forecast. Consequently, profits earned were below the permitted level specified in the Scheme of Control Agreement.

The other significant factor affecting earnings in 2003 was an increase in tax charges and provisions resulting from the introduction of the new Statement of Standard Accounting Practice on Income Taxes and an increase in tax rates. This resulted in HK$94 million more current tax and a one-off provision for deferred tax of HK$431 million.

At the onset of the SARS epidemic, the Company took immediate precautions to protect the health and safety of our staff and contractors. A SARS Contingency Committee was set up and key employee groups were segregated into two teams to minimise the risk and impact of infection. We also introduced a Remote System Control Centre as a backup to ensure that electricity would continue to be despatched to customers in the most reliable and efficient manner.

Following a series of blackouts around the world causing major disruption and huge financial loss, the Company went to considerable lengths to understand their causes and to review our reliability practices in light of the findings. Against this backdrop, the Company remains fully committed to the provision of a world-class, reliable and cost-effective power supply to support the growth and vitality of Hong Kong.

Supply reliability of 99.999% in 2003 was achieved for the eighth consecutive year. Customers responded to this achievement and to our fulfillment of our 18 demanding service pledges by issuing a record number of unsolicited commendations.

As part of the Company's ongoing development of the transmission and distribution network, the first 22 kV distribution substation was commissioned at Cyberport in January and 63 new distribution substations were added, bringing the total number in service to 3,531.

Site formation work and piling for the first 300 MW power unit was substantially completed at the Lamma Power Station extension. However, the commissioning of this first unit will be deferred by one year to 2006 due to the lower than expected maximum demand growth. As natural gas will be the fuel for the future power units, a long term gas supply contract was signed in Beijing in March 2003 for the supply of natural gas from the Guangdong LNG terminal.

The Company's safety performance in 2003 surpassed all previous records. At the end of the year, annual safety audits were conducted on the safety management system of both the Generation Division and Transmission and Distribution Division and both were found to be highly effective.

During the year, the Company carried forward its ongoing commitment to environmental responsibility. We increased our use of wastewater and rainwater to reduce our consumption of mains water. We have agreed with Government to build a 600kW wind turbine on Lamma Island, the first commercial scale wind turbine in Hong Kong. The project aims to explore the wider application of wind energy in Hong Kong. We launched a high-profile campaign to promote energy efficiency, targeting secondary school students.

The 2003 Interim Review of the Scheme of Control Agreement was conducted during the year with Government. While some minor changes were agreed, these will not have any material effect on the Company.

Overseas Business

Our operations in Australia continue to grow strongly. The contribution to the Group from ETSA Utilities, Powercor, and CitiPower (acquired in August 2002), all owned in equal partnership with Cheung Kong Infrastructure Holdings Limited, has increased by 30% over last year. We added to our customer base of over 1.6 million, which makes us the largest distributor of electricity in Australia in terms of customers.

Shareholders in Ratchaburi Power Company Limited (formerly Union Power Development Company), which has entered into a Power Purchase Agreement with the Thai Government to construct and operate a 1,400 MW power station, have endorsed the change of fuel from coal to gas. Formal approval to proceed

was granted at the end of February 2004. Under the Power Purchase Agreement, the Electricity Generating Authority of Thailand is obligated to purchase the entire output of the power station for 25 years under a cost-matching tariff structure indexed to the U.S. dollar which offers a secure return. Following a reorganization of shareholdings, the Group will have a 25% interest in this project.

Associated Technical Services Limited, a wholly-owned subsidiary of Hongkong Electric Holdings Limited, secured two new consultancy projects in Vietnam and Thailand to complement ongoing projects in Australia, Philippines and Turkey.

Outlook

The difficult, depressing and unexpected circumstances of SARS in 2003 resulted in the Group reporting lower profits.

However, the current prospects for a more buoyant 2004 should help Hong Kong regain its footing on the path of sustained economic growth. The Group has shown its commitment to assisting in this recovery process by continuing to freeze basic tariff for 2004, and the Board considers this short term sacrifice to be in the long term interest of its shareholders. Increasing demand growth resulting from Hong Kong's economic recovery, combined with the restoration of the tariff adjustments allowed under the legally binding Scheme of Control Agreement should enable the Group to return to the path of solid profit growth in the years ahead. In addition, the recent substantial increase in coal prices and freight charges, where market prices have more than doubled, will have to be reflected in the tariff through the agreed fuel cost adjustment mechanism.

In Hong Kong, the Company continues to improve productivity and to re-assess all aspects of its operations in order that our customers will benefit from all possible cost savings. The Company also has sufficient flexibility within its capital expenditure programmes to ensure that its asset base expands only as necessary to match economic and market circumstances. This is in line with our obligation to provide reliable electricity to satisfy current and future demand at the lowest cost to the consumer compatible with the terms of the Scheme of Control Agreement with Government.

Profit diversification continues to be an important Group strategy, and the Group's strong financial position supports the ongoing worldwide search for suitable investment opportunities offering an acceptable return relative to the risks involved.

I wish to thank our Directors and employees for their dedication, cooperation and hard work. It is this ardent commitment that helps maintain the loyalty and confidence of both our customers and investors.

George C. Magnus
Chairman

Hong Kong, 4th March 2004

FINANCIAL REVIEW

Capital Expenditure, Liquidity, Financial Resources and Gearing Ratio

Capital expenditure during the year amounted to HK$2,106 million, which was primarily funded by cash from operations. As at 31st December 2003, total external borrowings were HK$13,599 million (2002: HK$16,354 million), comprising unsecured bank loans, unsecured deferred creditors and debt securities in issue. In addition, the Group has undrawn committed bank facilities of HK$3,443 million (2002: HK$4,480 million). Gearing ratio (net debt/ shareholders' funds) at 31st December 2003 was 37% (2002: 50%).

Treasury Policies, Financing Activities and Capital Structure

The Group continues to ensure that its businesses are financed from a variety of competitive sources and that committed facilities are available for refinancing and business growth. In addition, currency and interest risks are actively managed on a conservative basis.

No additional term financing was put in place during the year with the focus being refinancing of existing borrowings at more competitive terms. In June 2003, the Group, through its Australian subsidiary, secured an A$700M 5-year dual currency loan facility to refinance a portion of the bank borrowings for its Australian electricity distribution business. Influenced by the pace of the capital expenditure programme in Hong Kong, the HK$4.5 billion syndicated loan facility arranged in 2001 was replaced with a HK$3 billion 5-year revolving credit facility in December 2003.

As at 31st December 2003, external borrowings of the Group amounted to HK$13,599 million with the following profile, after taking into account currency and interest rate swaps:—

(1) 50% was in Hong Kong dollars and 50% in Australian dollars;

(2) 66% was bank loans, 27% was capital market instruments and 7% was suppliers' credits;

(3) 20% was repayable within 1 year, 69% was repayable between 2 to 5 years and 11% was repayable beyond 5 years;

(4) 88% was in fixed rate or capped rate and 12% was in floating rate.

It is the Group's treasury policy not to engage in speculative transactions. Foreign currency transaction exposure is managed in accordance with treasury guidelines, utilising forward contracts and interest rate and currency swaps. As at 31st December 2003, over 85% of the Group's transaction exposure was either hedged or denominated in Hong Kong or US dollars. Currency exposure arising from overseas investments is hedged by arranging comparable level of borrowings in the same currency as the underlying investments. The Group's policy is to maintain a substantial portion of its debt in fixed or capped rate. Interest rate risk is managed by either fixed or floating rate borrowings or by the use of interest rate swaps and caps. The contractual notional amounts of derivative instruments outstanding at 31st December 2003 amounted to HK$21,394 million (2002: HK$18,358 million) equivalent.

Contingent Liabilities

As at 31st December 2003, the Company has issued performance guarantees and letters of awareness to banks in respect of banking facilities available to associates amounting to HK$44 million (2002: HK$41 million).

The Company has given guarantees and counter indemnities in respect of bank and other borrowing facilities available to subsidiaries and financial commitments of subsidiaries totaling HK$11,227 million (2002: HK$12,691 million) equivalent. Out of this amount, HK$10,399 million, while being a contingent liability of the Company, is reflected in the Consolidated Balance Sheet of the Group.

During the year, a wholly owned subsidiary of the Company, The Hongkong Electric Company, Limited, has given guarantees to third parties in respect of a loan scheme for electricity charges of HK$5 million and the value of leased equipment of HK$210 million at expiry of the lease.

Employees

The Group continues its policy of pay by performance and market pay rates are monitored constantly to ensure competitiveness is maintained. The Group's total remuneration costs for the year ended 31st December 2003, excluding directors' emoluments, amounted to HK$1,034 million (2002: HK$1,098 million). As at 31st December 2003, the Group employed 2,117 (2002: 2,204) permanent staff. No share option scheme is in operation.

Apart from well-established training schemes for university graduates, trainee technicians and apprentices, the Group also provides training for staff in language, computer knowledge, and the latest technology relevant to our industry as well as numerous job-related courses to enhance other more general skills and knowledge of our employees.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of the Company will be held in the Ballroom, 1st Floor, The Harbour Plaza, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 13th May 2004 at 12:00 noon for the following purposes:

Ordinary Business

1. To receive and consider the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December 2003.
2. To declare a final dividend.
3. To re-elect retiring Directors.
4. To appoint Auditors and authorise the Directors to fix their remuneration.

Special Business

5. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

   "**THAT** the payment of remuneration by the Company to the members for the time being of the Audit Committee of the Board of Directors with effect from 1st January, 2004 in the sum of HK$50,000.00 per member per year be and is hereby approved."

6. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

   "**THAT**:

   (a) a general mandate be and is hereby unconditionally given to the Directors during the Relevant Period to issue and dispose of additional shares of the Company not exceeding twenty per cent of the existing issued share capital of the Company as at the date of passing this resolution; and

   (b) for the purpose of this resolution:

   "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:—

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

   (iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

7. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

   "**THAT**:

   (a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to repurchase shares of HK$1.00 each in the issued capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved;

   (b) the number of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed ten per cent of the number of shares of the Company in issue at the date of this resolution; and

   (c) for the purpose of this resolution:

   "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:—

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

   (iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

8. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

   "THAT the general mandate granted to the Directors to allot, issue and deal with additional shares pursuant to Resolution 6 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution 7 set out in the notice convening this meeting, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the existing issued share capital of the Company as at the date of passing the relevant resolution."

9. To consider and, if thought fit, pass the following resolution as a Special Resolution:

   "**THAT** the Articles of Association of the Company be altered by:

   (a) adding the following definition in Article 2 immediately after the definition of "Summary financial report":—

   "Associate" has the meaning assigned thereto in the Listing Rules.

   (b) inserting in the first line of Article 85, immediately after the words "classes of shares," the words "and subject to any restrictions under the Listing Rules on the exercise by any member of his voting rights in respect of a particular resolution,";

   (c) (i) inserting in the second line of Article 107(3) the words "or his associate" immediately after the word "he" where it first appears;

   (ii) inserting in Article 107(3)(a), (c), (d), (f), (g) and (h) the words "or his associate" immediately after the word "Director";

   (iii) inserting in Article 107(3)(a) the word "guarantee," immediately before the word "security" and inserting in the same Article the words "or his associate" immediately after the word "him" where it twice appears;

   (iv) inserting in Article 107(3)(b) the words "or his associate" immediately after the word "himself";

   (v) deleting in Article 107(3)(d) the word "with" and substituting therefor the words "in relation to or concerning", and inserting in the same Article the words "or executive" after the word "officer";

   (vi) deleting the existing Article 107(3)(e) and substituting therefor the following:—

   "(e) any contract or arrangement or proposal in relation to or concerning any other company in which the Director or any of his associates is interested only, directly or indirectly, as a holder of shares or other securities of that company or a beneficial interest therein, provided that such Director and any of his associates are not in aggregate beneficially interested in five per cent or more of any class of the issued shares or securities of such company (or of any third company through which the interest of the Director or his associates is derived) or of the voting rights attaching thereto."

   (vii) inserting in Article 107(3)(g) the words "(or their associates)" after the words "to Directors";

   (viii) inserting in Article 107(3)(h) the words "or his associates'" after the word "his";

   (d) deleting in Article 110 the words "shall not, while he continues to hold that office be liable to retire by rotation, and he shall not be taken into account in determining the rotation in which the other Directors shall retire or the number to retire, but he";

   (e) inserting at the beginning of Article 116 the words "Subject to the manner of retirement by rotation as from time to time prescribed by The Stock Exchange of Hong Kong Limited,";

   (f) deleting the existing Article 120 and substituting therefor the following new Article:—

   "120.No person, other than a retiring Director, shall, unless recommended by the Directors for election, be eligible for election to the office of Director at any General Meeting, unless he and the shareholder intending to propose him have each, during a period of seven days ending on the date seven days before the date appointed for the meeting, left at the office of the Company a notice in writing duly signed, signifying respectively his candidature for the office and the intention of such shareholder to propose him.";

   (g) deleting the words "Special Resolution" in the first line of Article 122 and substituting therefor the words "Ordinary Resolution"; and

   (h) deleting the existing Article 169 and substituting therefor the following new Article:

   "169. Every Director, Manager or Officer of the Company or any person (whether an Officer of the Company or not) employed by the Company as Auditor may be indemnified out of the funds of the Company against all liability incurred by him as such Director, Manager, Officer or Auditor to the extent permitted pursuant to the Companies Ordinance. The Company may purchase insurance for any such person against liabilities incurred by him to the extent so permitted."."

By Order of the Board
Lillian Wong
Company Secretary

Hong Kong, 4th March 2004

Notes:

(1) At the Annual General Meeting, the Chairman of the Meeting will exercise his power under Article 80 of the Company's Articles of Association to put each of the above resolutions to the vote by way of a poll.

(2) A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and on a poll, vote for him. A proxy need not be a member. To be valid, all proxies must be deposited at the registered office of the Company, 44 Kennedy Road, Hong Kong, not later than 48 hours before the time for holding the Meeting.

(3) The register of members will be closed from Thursday, 6th May 2004 to Thursday, 13th May 2004, both days inclusive. To qualify for the dividend, all transfers accompanied by the relevant share certificates should be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 5th May 2004.

(4) Regarding Resolution 3 above, shareholders are advised that the Directors proposed to be re-elected at the Meeting are Mr. Francis Lee Lan-yee and Mr. Frank Sixt. For particulars of these two Directors required to be disclosed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), shareholders may refer to the circular mentioned in Note (7) below.

(5) In Resolution 5 above, shareholders are asked to remunerate the Directors who act as members of the Audit Committee. The Audit Committee now consists of three independent non-executive Directors and its functions include the review and supervision of the Group's financial reporting and internal control systems.

(6) With reference to Resolution 6 above, the Directors wish to state that they have no immediate plans to issue any new shares in the Company.

(7) With reference to Resolution 7 above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares in circumstances which they deem appropriate for the benefit of the shareholders. The explanatory statement containing the information relating to the repurchase of shares, as required by the Listing Rules, will be despatched to the members together with the 2003 annual report.

(8) In Resolution 9 above, shareholders are asked to approve amendments to the Company's Articles of Association for compliance with the recent changes in the Companies Ordinance and the Listing Rules. The proposed amendments and their effects are also set out in the circular mentioned in Note (7) above.

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(在香港註冊成立之有限公司)

二零零三年全年業績

經審核綜合損益表
截至二零零三年十二月三十一日止年度

	附註	二零零三年 港幣百萬元計	二零零二年 港幣百萬元計 重報
營業額		11,250	11,605
直接成本		(3,915)	(3,728)
		7,335	7,877
其他收入及收益淨額		1,283	878
其他營運成本		(578)	(513)
財務成本		(646)	(565)
經營溢利	二	7,394	7,677
所佔聯營公司之損益		241	163
除稅前溢利		7,635	7,840
收益稅：	三		
本期稅項		(1,092)	(971)
遞延稅項		(619)	(233)
		(1,711)	(1,204)
除稅後溢利		5,924	6,636
管制計劃調撥			
撥自／(入)：			
發展基金		139	(1)
減費儲備		(6)	(11)
		133	(12)
股東應得溢利			
香港業務		5,620	6,289
海外業務		437	335
總數		6,057	6,624
股息：			
已付中期股息		1,238	1,238
擬派末期股息		2,412	2,412
		3,650	3,650
每股溢利	四	$2.84	$3.10
每股股息		$1.71	$1.71

附註：

(一) 分部資料

(甲) 業務分部
截至十二月三十一日止年度

(港幣百萬元計)	電力銷售 2003	電力銷售 2002 重報	基建投資 2003	基建投資 2002 重報	未分配及其他項目 2003	未分配及其他項目 2002 重報	綜合 2003	綜合 2002 重報
收入								
集團營業額	11,199	11,555	—	—	51	50	11,250	11,605
其他收入	324	21	—	—	112	248	486	269
分部收入	[illegible]	[illegible]	[illegible]	[illegible]	163	298	11,736	11,874
業績								
分部業績	7,160	7,389	—	—	83	244	7,243	7,633
利息收入	—	—	783	605	14	4	797	609
財務成本	(195)	(196)	(451)	(369)	—	—	(646)	(565)
經營溢利	6,965	7,193	332	236	97	248	7,394	7,677
所佔聯營公司之損益	—	—	239	158	2	5	241	163
除稅前溢利	6,965	7,193	571	394	99	253	7,635	7,840
收益稅	(1,597)	(1,148)	(113)	(49)	(1)	(7)	(1,711)	(1,204)
除稅後溢利	5,368	6,045	458	345	98	246	5,924	6,636
管制計劃調撥	133	(12)	—	—	—	—	133	(12)
股東應得溢利	5,501	6,033	458	345	98	246	6,057	6,624

(乙) 地區分部
截至十二月三十一日止年度

(港幣百萬元計)	香港 2003	香港 2002 重報	澳洲 2003	澳洲 2002 重報	未分配及其他項目 2003	未分配及其他項目 2002 重報	綜合 2003	綜合 2002 重報
收入								
集團營業額	11,239	11,583	2	3	9	19	11,250	11,605
其他收入	485	267	—	—	1	2	486	269
分部收入	11,724	11,850	2	3	10	21	11,736	11,874
業績								
分部業績	7,264	7,643	1	1	(22)	(11)	7,243	7,633
利息收入	14	4	783	605	—	—	797	609
財務成本	(195)	(196)	(451)	(369)	—	—	(646)	(565)
經營溢利	7,083	7,451	333	237	(22)	(11)	7,394	7,677
所佔聯營公司之損益	2	5	239	158	—	—	241	163
除稅前溢利	7,085	7,456	572	395	(22)	(11)	7,635	7,840
收益稅	(1,598)	(1,155)	(113)	(49)	—	—	(1,711)	(1,204)
除稅後溢利	5,487	6,301	459	346	(22)	(11)	5,924	6,636
管制計劃調撥	133	(12)	—	—	—	—	133	(12)
股東應得溢利	5,620	6,289	459	346	(22)	(11)	6,057	6,624

(二) 經營溢利

經營溢利已扣除／(計入)下列項目：

	二零零三年 (港幣百萬元計)	二零零二年 (港幣百萬元計)
折舊	1,777	1,667
經營租賃費用 — 設備	28	—
固定資產註銷	34	27
以公平價值列賬之其他投資之已實現及未實現收益淨額	(44)	(229)
變賣固定資產溢利淨額	(351)	—

(三) 收益稅

	二零零三年 (港幣百萬元計)	二零零二年 (港幣百萬元計)
本期稅項 — 香港利得稅準備		
本公司及其附屬公司	1,092	970
聯營公司	—	1
	1,092	971
遞延稅項		
產生及撥回暫記差額	75	184
稅率上調對一月一日遞延稅項結餘之影響	431	—
本公司及其附屬公司 — 香港	506	184
聯營公司 — 海外	113	49
	619	233
收益稅支出總計	1,711	1,204

香港利得稅準備乃按照本年度的估計應課稅溢利以稅率百分之十七點五(二零零二年為百分之十六)計算。海外稅項準備乃按照估計應課稅溢利以適用的稅率計算。

(四) 每股溢利是按照本年度股東應得溢利港幣六十億五千七百萬元(二零零二年為港幣六十六億二千四百萬元)及本年度已發行股份2,134,261,654股(二零零二年為2,134,261,654股)計算。

(五) 某些比較數字曾作適當調整，以符合本年度在損項表達形式上之需要。

(六) 載有香港聯合交易所有限公司(「聯交所」)證券上市規則附錄十六第四十五(一)至四十五(三)段所規定之全部資料之詳細業績公佈將於稍後時間在本公司之網頁(www.hec.com.hk)及聯交所之網頁(www.hkex.com.hk)上刊登。

暫停過戶登記

自二零零四年五月六日星期四至二零零四年五月十三日星期四，首尾兩天包括在內，暫停辦理股票過戶登記工作。凡擬獲派末期股息者，務須於二零零四年五月五日星期三下午四時前，連同有關股票向股權登記處辦理股票過戶手續。

董事局主席報告

香港電燈的香港業務於二零零三年經歷重重挑戰。年內，非典型肺炎肆虐香港，本港經濟、集團本地業務以至客戶的生計無不受到嚴重衝擊，售電量的增長亦因而遠遜預期。此外，由於稅率上調導致稅項開支增加，加上作出一次過的大額遞延稅項撥備，均使年內盈利受到負面影響。該等不利因素均在公司凍結二零零三年電費時未能預見。然而，公司之多項節流措施繼續奏效，生產力提高，加上澳洲業務強勁增長，其銷售額上升和生產力顯著改善，並錄得高於預期的盈利，可抵銷部份上述的不利影響。年內，公司實踐主要承諾，使供電效率之可靠程度連續第八年達至99.999%的水平，處於全球前列位置。

業績

集團截至二零零三年十二月三十一日止年度經審核之除稅後綜合溢利為港幣六十億五千七百萬元(二零零二年為港幣六十六億二千四百萬元)，其中包括集團海外業務所佔溢利港幣四億三千七百萬元(二零零二年為港幣三億三千五百萬元)。

末期息

董事局將建議派發末期息每股港幣一元一角三分，連同中期股息每股五角八分，全年之股息為每股港幣一元七角一分(二零零二年每股股息一元七角一分)。

香港業務

香港於三月份爆發非典型肺炎，嚴重影響公司的廣大客戶，其中尤以零售、飲食、酒店及服務業為甚。由於經濟活動呆滯，耗電量難免受到影響，至七、八月才回復正常水平。因此，二零零三年的最高用電需求量只為二千四百四十兆瓦，與二零零二年的二千四百三十六兆瓦相若。二零零三年的售電量亦僅較二零零二年微升百分之零點四，低於公司的預期。故此，所獲盈利低於管制計劃協議的准許利潤水平。

影響二零零三年盈利表現的另一主要因素為稅項開支與撥備增加，這是由於引進新的利得稅會計實務準則以及政府調高稅率所致。年內，公司的稅項支出增加了港幣九千四百萬元，另須作出港幣四億三千一百萬元的一次過遞延稅項撥備。

在非典型肺炎爆發初期，公司即時採取防範措施以保障員工和承辦商的健康與安全。除了成立了非典型肺炎應變委員會，並將關鍵員工分為兩組，務求盡量減低受感染的風險和影響。為策萬全，公司更設立後備遙距系統控制中心，以確保可繼續為客戶提供最可靠和最有效率的電力服務。

鑑於世界各地出現一連串停電事件，導致服務嚴重受影響及重大財務損失，公司深入探討該等地區停電的成因，並根據有關調查結果檢討公司的供電可靠措施。同時，公司繼續竭盡所能，提供世界級水準、可靠及具成本效益的電力供應，以支持香港的經濟增長及發展。

年內，公司的供電可靠程度連續第八年達至99.999%。客戶對這項成就及對我們實現嚴謹的十八項優質服務承諾表示讚賞，讚揚信數量創新紀錄。

於期內，公司繼續發展輸電及配電網絡。位於數碼港的首個二萬二千伏分區電力站已於一月落成啟用，並增設了六十三個新配電站，使配電站總數增至三千五百三十一個。

南丫發電廠擴建工程的首台300兆瓦發電機組的地盤平整及打樁工程已大致完成，但鑑於最高需求量增長較預期低，該台機組的投產時間將延遲一年至二零零六年。由於公司未來的發電機組將採用天然氣作為燃料，公司已於二零零三年三月於北京簽訂一份長期供氣合約，由廣東液化天然氣站提供天然氣。

於二零零三年，公司的安全表現刷新以往所有紀錄。公司在年底對發電科及輸配電科的安全管理系統進行了年度稽核，結果確認兩個系統均極具效益。

年內，公司繼續履行環保責任，增加使用廢水和雨水，以減低自來水耗用量。公司與政府達成協議，於南丫島興建一台600千瓦的風力發電渦輪機，為本港首個具商業規模的風力發電站。該項目旨在探討在本港廣泛使用風能之可行性。此外，為推廣節源效益，公司推出以中學生為對象的大型宣傳教育活動。

公司與政府於二零零三年進行管制計劃協議的中期檢討，雙方同意作出若干輕微修改，對公司並無任何實質影響。

海外業務

集團的澳洲業務繼續強勁增長，港燈與長江基建集團有限公司持有等額權益的ETSA Utilities、Powercor及在二零零二年八月收購的CitiPower，年內對集團之盈利貢獻較去年上升百分之三十。我們在澳洲的客戶數目已增至逾一百六十萬戶，成為按客戶計全澳洲最大的配電商。

Ratchaburi Power Company Limited (前稱Union Power Development Company)股東與泰國政府簽訂了購電協議，以興建及經營一間1,400兆瓦發電廠，並同意以天然氣代替燃煤作為燃料，有關建議在二月底獲正式批准。根據購電合約，泰國發電局須購買電廠的所有發電量，為期二十五年。該份購電合約的電費結構將與成本及與美元掛鈎，提供穩定可靠的回報。經重組股權後，集團將持有該項目百分之二十五權益。

集團全資擁有的協聯工程有限公司，目前除繼續在澳洲、菲律賓和土耳其進行項目外，並於越南和泰國取得兩份新的顧問合約。

展望

二零零三年爆發非典型肺炎令經營環境困難，導致集團盈利下降。

但展望二零零四年，香港料將因市道趨於暢旺而回復持續經濟增長的活力。集團繼續凍結二零零四年基本電費，以顯示對促進香港經濟復甦的承諾。董事局認為該短期承諾，符合股東的長遠利益。香港之經濟復甦而帶來之電力需求增長，加上具法律效力的管制計劃協議容許公司調整電費，將可令集團在日後回復穩固的盈利增長。此外，近期燃煤價格及運輸費用大幅飆升，市場價格增加逾倍。有關升幅需透過協議所訂定的燃料費用調整機制反映在電費上。

香港方面，公司將繼續提高生產力，並會重新評估營運的各個環節，使客戶可因節約成本而受惠。公司對資本開支計劃保持足夠彈性，確保只會按經濟和市場環境的需要擴大資產。此舉體現公司的承諾，以最低價格為客戶提供可靠電力以滿足現時及今後的電力需求，符合公司與政府所訂管制計劃的規定。

分散盈利來源將繼續為集團的主要策略。集團穩健的財務基礎有助繼續在全球各地尋找合適投資機會，於可接受風險下為集團提供可接受的收益。

本人衷心感激董事同寅和全體員工發揮合作精神，全情投入工作，努力不懈。有賴大家竭誠服務，我們才能保持客戶和投資者的忠心支持和堅定信心。

主席
霍建寧

香港，二零零四年三月四日

財務回顧

資本開支，流動資金，財政資源及資本負債比率

集團本年度之資本開支為港幣二十一億零六百萬元，該資本開支主要以營運現金支付。於二零零三年十二月三十一日，向外貸款總額為港幣一百三十五億九千九百萬元(二零零二年為港幣一百六十三億五千四百萬元)，包括無抵押之銀行貸款，無抵押之遞延應付賬項及已發行之債務證券。此外，集團已承擔但未動用之銀行信貸總額為港幣三十四億四千三百萬元(二零零二年為港幣四十四億八千萬元)。於二零零三年十二月三十一日，集團之資本負債比率(淨負債／股東資金)為百分之三十七(二零零二年為百分之五十)。

庫務政策，融資活動及資本結構

集團繼續確保以各種不同而又優越的財務資源提供業務所需資金，及運用已承擔之信貸安排，提供未來融資及業務發展之資金需求，並且在穩健的基礎上靈活地管理外匯和利率風險。

年內，集團致力於重組現有債務以爭取更具競爭力的條款，而並沒有增加定期融資。於二零零三年六月，集團透過其澳洲附屬公司取得一項澳幣七億元之五年期雙重貨幣信貸安排，作為澳洲配電業務的部分銀行貸款再融資。由於受到本港的資本支出計劃放緩所影響下，於二零零零年安排之港幣四十五億元之銀團備用貸款，已於二零零三年十二月所安排之港幣三十億元五年期循環備用貸款所取代。

於二零零三年十二月三十一日，集團向外貸款包括外匯及利率掉期合約在內為港幣一百三十五億九千九百萬元，其結構如下：

(一) 百分之五十為港元及百分之五十為澳元；

(二) 百分之六十六為銀行貸款，百分之二十七為資本市場工具及百分之七為供應商信貸；

(三) 百分之二十貸款償還期為一年內，百分之六十九貸款償還期為二至五年及百分之十一貸款償還期超越五年；

(四) 百分之八十八為定息或上限息類別而百分之十二為浮息類別。

集團的庫務政策是不參與投機性交易。根據庫務指引採用遠期合約、利率及外匯掉期合約以管理外幣交易風險。於二零零三年十二月三十一日，集團超過百分之八十五之交易風險已作對沖或以港元或美元為單位。海外投資所產生的外匯風險，已安排相等水平的當地貨幣借貸以對沖外匯風險。集團的政策是將大部分債項組合維持為定息或上限息類別，以定息或浮息貸款或採用利率掉期或利率上限合約以管理利率風險。於二零零三年十二月三十一日，未履行的衍生工具合約名義總額為港幣等值二百一十三億九千四百萬元(二零零二年為港幣一百八十三億五千八百萬元)。

或有負債

於二零零三年十二月三十一日，本公司就給予聯營公司的銀行備用信貸而向銀行發出履行擔保及知悉書合共港幣四千四百萬元(二零零二年為港幣四千一百萬元)。

本公司就附屬公司之銀行及其他借款及就附屬公司之財務承擔合共港幣等值一百一十二億二千七百萬元(二零零二年為港幣一百二十六億九千一百萬元)而作出擔保及反賠償保證。在該或有債務中，港幣一百零三億九千九百萬元已反映在集團的綜合資產負債表內。

年內，集團之全資附屬公司香港電燈有限公司就一項電費貸款計劃合共港幣五百萬元及就一項於租約期滿日之港幣二億一千萬元設備租賃而向第三者作出擔保。

僱員

集團繼續採用按員工表現以釐定薪酬的政策，及經常留意市場薪酬水平以確保薪酬具競爭力。截至二零零三年十二月三十一日止，除董事酬金外，集團的員工薪酬總支出達港幣十億三千四百萬元(二零零二年為港幣十億九千八百萬元)。於二零零三年十二月三十一日，集團長期僱員人數為二千一百一十七名(二零零二年為二千二百零四名)。集團並無優先認股計劃。

集團除給予大學畢業生、見習技術員和學徒完善培訓課程外，亦提供語言、電腦知識、與本行業有關的先進技術及各樣與工作相關的訓練課程，藉此增加員工多方面的技術和知識。

股東週年大會通告

茲定於二零零四年五月十三日星期四中午十二時假座香港九龍紅磡德豐街二十號海逸酒店一樓大禮堂舉行股東週年大會，討論下列事項：

作為普通事項

(一) 省覽本公司截至二零零三年十二月三十一日止年結及董事局與核數師報告書。
(二) 宣派末期股息。
(三) 重選退任董事。
(四) 聘任核數師及授權董事局釐定其酬金。

作為特別事項

(五) 考慮及認為適當時，通過下列決議案為普通決議案：
「動議批准由二零零四年一月一日起，本公司向董事局之審計委員會之成員支付每名成員每年港幣五萬元之酬金。」

(六) 考慮及認為適當時，通過下列決議案為普通決議案：
「動議：
(甲) 無條件授權董事局在有關期間內發行及處置不超過本公司於本決議案通過日已發行股本額百分之二十之本公司新股份；及
(乙) 就本決議案而言：
「有關期間」乃指由本決議案通過之日直至下列三者中較早日期止之期間：
(i) 本公司下屆股東週年大會結束；
(ii) 依據法例規定本公司下屆股東週年大會須予召開之期限屆滿之日；及
(iii) 本決議案經由本公司股東於股東大會上通過普通決議案將之撤銷或修訂之日。」

(七) 考慮及認為適當時，通過下列決議案為普通決議案：
「動議：
(甲) 在下文(乙)段之規限下，一般性及無條件批准董事局在有關期間內，根據所有適用法例及不時修訂之香港聯合交易所有限公司證券上市規則之要求，行使本公司之一切權力以購回本公司已發行股本中每股面值港幣一元之股份；
(乙) 本公司按照上文(甲)段之批准可購回股份之數量不得超過本公司於本決議案通過之日已發行股份總數之百分之十；及
(丙) 就本決議案而言：
「有關期間」乃指由本決議案通過之日直至下列三者中較早日期止之期間：
(i) 本公司下屆股東週年大會結束；
(ii) 依據法例規定本公司下屆股東週年大會須予召開之期限屆滿之日；及
(iii) 本決議案經由本公司股東於股東大會上通過普通決議案將之撤銷或修訂之日。」

(八) 考慮及認為適當時，通過下列決議案為普通決議案：
「動議擴大董事局根據本屆大會通告所載之第六項決議案發行及處置新股之授權，在其上另加相當於本公司根據本屆大會通告所載之第七項普通決議案授權購回之本公司股本總面額之數額，但該數額不得超過本公司於有關決議案通過日已發行股本總面額之百分之十。」

(九) 考慮及認為適當時，通過下列決議案為特別決議案：
「動議本公司之組織章程細則修訂如下：
(甲) 於細則第2條中緊隨「財務摘要報告」之定義後加上以下定義：
「聯繫人士」具上市規則界定之涵義。
(乙) 於細則第85條首行緊隨「股份類別」之字眼後，加入「及受上市規則就由任何股東就某一特定決議案行使其投票權之規例所規限，」之字眼。
(丙) (i) 於細則第107(3)條第二行中緊隨首次出現「其」一字後加入「或其聯繫人士」之字眼；
(ii) 於細則第107(3)(a)、(c)、(d)、(f)、(g)及(h)條中緊隨「董事」之字眼後，加入「或其聯繫人士」之字眼；
(iii) 於細則第107(3)(a)條中，緊接「抵押」之字眼前加入「擔保」之字眼，並於同一細則中緊隨兩次出現「其」一字後加入「或其聯繫人士」之字眼；
(iv) 於細則第107(3)(b)條中緊隨「本人」之字眼後加入「或其聯繫人士」之字眼；
(v) 於細則第107(3)(d)條中刪除「與」一字並以「有關或涉及」之字眼取代，並於同一細則中緊隨「高級職員」之字眼後加入「或行政人員」之字眼；
(vi) 刪除現有細則第107(3)(e)條並由下文取代：
「(e) 有關或涉及董事或其任何聯繫人士以股份或其他證券持有人身分而直接或間接擁有或實益擁有權益之任何公司之任何合約或安排或建議，惟該董事或其任何聯繫人士須並無實益擁有該公司(或董事或其聯繫人士之權益乃透過任何第三公司取得)任何類別已發行股份或證券或附附之投票權合共百分之五或以上權益。」；
(vii) 於細則第107(3)(g)條中緊隨「之董事」之字眼後加入「(或彼等之聯繫人士)」之字眼；
(viii) 於細則第107(3)(h)條中緊隨「其」一字後加入「或其聯繫人士」之字眼。
(丁) 於細則第110條中刪除「在繼續出任該職位的時候，不須輪值退任，而在釐定其他董事須輪值退任的事宜上或退任人數事宜上，其不會被計算在內，但」之字眼。
(戊) 於細則第116條之首加入「除非香港聯合交易所有限公司不時對輪值退任之事宜上另有規定，」之字眼。
(己) 刪除現有細則第120條並由下列新細則取代：
「120. 除非由董事推薦競選，否則除退任董事外，概無任何人士可於任何股東大會上獲選為董事，除非該名人士本身及其他股東建議推選其出任董事，並在不遲於大會舉行前七日止之七日期限內遞交簽署的書面通知予本公司，表明其願意參選及該等股東推薦建議之意向。」。
(庚) 刪除細則第122條首行「特別決議案」之字眼，並由「普通決議案」之字眼取代。
(辛) 刪除現有細則第169條並由下列新細則取代：
「169. 本公司之每名董事、經理或高級職員或任何獲本公司僱用為核數師之人士(不論是否本公司高級職員)均可就其作為董事、經理、高級職員或核數師而招致之所有責任自本公司資金獲得彌償；惟須以根據公司條例所容許者為限。本公司可為任何該等人士就其招致之責任(以公司條例容許者為限)購買保險。」。」

承董事局命
公司秘書
黃[illegible]華

香港，二零零四年三月四日

附註：

(一) 於股東週年大會舉行時，會議之主席將行使其在本公司章程細則第80條賦予之權力，將上文每項決議案以投票方式表決。
(二) 有權出席投票之股東，均有權委任不超過兩位代表出席，並於表決時代其投票。代表人不必為本公司股東。根據本公司組織章程，委派代表書須於股東大會舉行前四十八小時交達本公司註冊辦事處，地址為香港堅尼地道四十四號。
(三) 本公司將由二零零四年五月六日星期四至二零零四年五月十三日星期四(首尾兩日包括在內)暫停辦理股票過戶工作。凡擬獲派股息者，務須於二零零四年五月五日星期三下午四時前，將過戶文件連同有關股票送達股權登記處香港中央證券登記有限公司，地址為香港皇后大道東一百八十三號合和中心十九樓。
(四) 上文第三項議程所建議重選之董事為李蘭意先生及陸法蘭先生。有關根據香港聯合交易所有限公司證券上市規則(「上市規則」)而須披露該兩名董事之資料，股東可參閱下述附註(七)所述之函件。
(五) 上文第五項議程之決議案徵求股東批准支付酬金予擔任審計委員會成員之董事。審計委員會現由三名獨立非執行董事所組成，其職能包括檢討及監管公司的財務報告及內部監控制度。
(六) 就上述第六項議程之決議案，董事局表明現時並無計劃發行任何新股。
(七) 就上述第七項議程之決議案，董事局表明將於認為符合股東利益之情況下行使該權購回本公司股份。就上市規則之要求詳載建議購回股份之說明文件，將連同二零零三年度年報另函寄予各股東。
(八) 上文第九項議程之決議案徵求股東批准修訂本公司之章程細則以符合公司條例及上市規則近期之變動。建議之修訂及其效用將載於上述附註(七)所述之函件內。